

May 20, 2009

Dennis F. Riordan
Chief Financial Officer
TreeHouse Foods, Inc.
Tow Westbrook Corporate Center
Tower Two, Suite 1070
Westchester, Illinois 60154

> **Re:** **TreeHouse Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2009**
> **File No. 001-32504**

Dear Mr. Riordan:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director